EXHIBIT 99.1

Westport Fuel Systems Awarded GASTEC Tender

BRC to Supply Systems to the Growing Egyptian Market

VANCOUVER, British Columbia, May 26, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that they have been awarded a competitive tender bid by the Egyptian International Gas Technology Company (“GASTEC”) to supply 6,300 compressed natural gas (“CNG”) sequential injection fuel systems into the growing Egyptian market in 2020.

“This tender is evidence of the quality and performance of BRC’s sequential injection fuel system in a highly competitive market,” said Massimiliano Fissore, Executive Vice President Transportation at Westport Fuel Systems. “We are pleased to be GASTEC’s preferred partner to support the expansion of the CNG vehicle market in Egypt, one of the world’s most promising alternative fuel markets.”

GASTEC owns the largest network of CNG stations and conversion centers in Egypt. Among the six natural gas vehicle companies in Egypt, it is consistently ranked first in terms of gas sales by volume and the number of vehicles converted annually. In August 2019, Egypt’s Minister of Petroleum and Mineral Resources announced an integrated action plan to expand the use of natural gas for transportation and to incentivize drivers to convert their vehicles with a goal to convert 50,000 cars annually.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com